Exhibit 99.3

Annual General Meeting of Mindray Medical International Limited

to be held December 28, 2012

For Holders as of December 3, 2012

• Mark, sign and date your Voting Instruction Form.

• Detach your Voting Instruction Form.

• Return your Voting Instruction Form in the

postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time December 21, 2012.

PROXY TABULATOR FOR

MINDRAY MEDICAL

INTERNATIONAL LIMITED

P.O. BOX 8016

CARY, NC 27512-9903

■			■
Annual General Meeting of
Mindray Medical International Limited
Date: December 28, 2012 See Voting Instruction On Reverse Side.
Please make your marks like this: ☒ Use pen only
	For	Against	Abstain
Proposal 1: Re-election of Mr. Xu Hang as a director and the Chairman of the Board of the Company.	☐	☐	☐

Proposal 2: Re-election of Mr. Ronald Ede as a director of the Company.	☐	☐	☐

Proposal 3: Re-election of Mr. Chen Qingtai as a director of the Company.	☐	☐	☐

Proposal 4: Ratification of the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.	☐	☐	☐

EVENT #

CLIENT #
■			■
Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here		Please Date Above

Please Sign Here		Please Date Above		Copyright © 2012 Mediant Communications LLC. All Rights Reserved

Please separate carefully at the perforation and return just this portion in the envelope provided.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 PM New York time on December 21, 2012)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Mindray Medical International Limited registered in the name of the undersigned on the books of the Depositary as of the close of business December 3, 2012 at the Annual General Meeting of the Shareholders of Mindray Medical International Limited to be held on December 28, 2012 in Hong Kong.

NOTE:

1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR MINDRAY MEDICAL INTERNATIONAL LIMITED P.O. Box 8016 CARY, NC 27512-9903